January 14, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
Dear Mr. Rosenberg:
This letter is Cambrex Corporation’s (“the Company”) response to your letter to the Company dated December 20, 2007 regarding the Company’s Form 10-Q filed November 2, 2007 for the quarterly period ended September 30, 2007 (File No. 001-10638). The Company acknowledges that;
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Your letter included the following inquiry
1.	In the last paragraph where you discuss the impact that the disposal had on your segment reporting, you indicate that your remaining segment is in reality an aggregation of three smaller operating segments. The ability to aggregate these segments seems unclear given what appear to be distinct economic characteristics of the products previously reported within this segment. Please provide to us your analysis of the ability to aggregate these smaller segments. Please refer to paragraph 17 of SFAS 131.
Company’s response
The Company has historically reported three operating segments prior to its divestiture of the “Bioproducts” and “Biopharma” segments in February of 2007. The business that remains was reported as the Human Health segment prior to the February 2007 divestiture. The remaining business is comprised of three manufacturing facilities and a separate corporate headquarters. These manufacturing facilities produce multiple pharmaceutical products and are aggregated as one operating segment in accordance with paragraph 17 of SFAS 131.

The Company continues to expect the three manufacturing facilities to have similar gross profit margins as demonstrated by its most recent five year forecasting cycle. All of the Company’s sites have cGMP manufacturing capabilities and exemplary records with the FDA and the EMEA. The three plants contain multi-purpose, flexible equipment including world-class, small-scale laboratory and pilot plant facilities and cGMP large-scale plants with capabilities ranging from grams to hundreds of tons. The Company serves a range of customers including large, international pharmaceutical companies, smaller, specialty pharmaceutical companies, and generic pharmaceutical companies through its manufacturing capabilities at the three manufacturing plants. The Company sells directly to end customers as well as using distributors. In instances where the Company uses distributors, it holds direct relationships with the major end customers.

The Company has provided gross sales information within the products section of its Form 10-Q and 10-K for the segment previously referred to as “Human Health”. In preparing a response to this inquiry the Company noted that its product information included in Part 1 — Item 1 of its 2006 Form 10-K refers to the product information as “the gross sales for this product segment”. The Company believes this heading is unintentionally misleading. These are not the Company’s operating segments that have been aggregated in accordance with paragraph 17 of SFAS 131 as stated above. The Company has accumulated this supplemental gross sales product information solely as part of compiling its Form 10-K and Form 10-Q and it is not included in any information regularly reviewed by its chief operating officer and decision maker. No financial information by these product categories is accumulated below gross sales as part of this exercise.

The Company will delete all references to the unintentionally misleading “product segment” in all future filings. The Company will also change the last sentence in its footnote on “Basis of Presentation” in future filings to the following: “Cambrex has three operating segments, which are manufacturing facilities, that have been aggregated as one reportable segment”.

Sincerely,
/s/ Gregory P. Sargen

Gregory P. Sargen Vice President and Chief Financial Officer Cambrex Corporation

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